Professionally Managed Portfolios
c/o U.S. Bancorp Fund Services, LLC
2020 East Financial Way, Suite 100
Glendora, California 91741

March 12, 2014

VIA EDGAR TRANSMISSION

Mr. Derek Newman
Division of Investment Management
United States Securities and Exchange Commission
100 “F” Street, N.E.
Washington, D.C.  20549

Re:	Professionally Managed Portfolios (the “Trust”)
File Nos.: 333-193797
Regarding the Reorganization of Certain FundX Funds into Corresponding FundX Funds

Dear Mr. Newman:

This correspondence is being filed in response to your March 12, 2014 oral comments provided to Elaine Richards of U.S. Bancorp Fund Services, LLC, regarding the Trust’s Pre-Effective Amendment number 1 to the Registration Statement filed on Form N-14 on March 10, 2014 (the “Pre-Effective Amendment”).  The original N-14 was filed on February 6, 2014 pursuant to Rule 145 under the 1933 Act for the purpose of combining two series of the Trust into two other series of the Trust.  Specifically, the Trust is proposing to reorganize the FundX ETF Upgrader Fund and the FundX ETF Aggressive Upgrader Fund into the FundX Upgrader Fund and the FundX Aggressive Upgrader Fund, respectively.  The Pre-Effective Amendment number 1 was filed to address the comments received by the Staff on March 6, 2014.  The Trust is filing Pre-Effective No. 2 on Form N-14 under Rule 145 to reflect the revisions discussed herein in response to your additional comments.

For your convenience in reviewing the Trust’s responses, your comments and suggestions are included in bold typeface immediately followed by the Trust’s responses.

In addition, in connection with this filing, the Trust hereby states the following:

1.
The Trust acknowledges that in connection with the comments made by the Staff of the SEC, the Staff has not passed on the accuracy or adequacy of the disclosure made herein, and the Trust and its management are solely responsible for the content of such disclosure;

2.
The Trust acknowledges that the Staff’s comments, and changes in disclosure in response to the Staff’s comments, do not foreclose the SEC or other regulatory body from the opportunity to seek enforcement or take other action with respect to the disclosure made herein;

3.
The Trust acknowledges that the actions of the SEC or the Staff, acting pursuant to delegated authority, in declaring this filing effective, does not relieve the Trust  from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

4.
The Trust represents that neither it nor its management will assert the Staff’s comments or changes in disclosure in response to the Staff’s comments as an affirmative defense in any action or proceeding by the SEC or any person.

*     *     *     *     *     *

The Trust’s responses to your comments are as follows:

Prospectus (Summary Section)

1.	Please provide the “Tandy” representation in your response letter.

The Trust has included the “Tandy” representation above.

2.	On page 21, under the table reflecting the Funds’ Advisory Fees, please add a phrase to the footnote that indicates that any waivers do not include acquired fund fees and expenses.

The Trust responds by revising the referenced footnote as follows:

*  There were no waivers or only de minimis waivers for the Upgrader Funds in light of the fact that during the last fiscal year, the Upgrader Funds were operating below the expense caps, which exclude acquired fund fees and expenses ~~during the last fiscal year.~~

3.
On page 24, please revise the disclosure in the table so that the rebates provided by U.S. Bank are not included in the Expense Waiver.  (See Instruction 3(c)(i) of Item 3 of Form N-1A.).  Please adjust the Total Annual Fund Operating Expenses After Expense Reduction/Reimbursement accordingly.  Please relocate the corresponding sentence in Footnote 2 to Footnote 1 and revise accordingly.

The Trust responds by making the changes as requested.

4.
On page B-3, please disclose the dollar amount subject to recapture by the Adviser as a result of expense waivers provided over the previous 3 years.   Additionally, please confirm that any expenses waived for the ETF Funds (the Acquired Funds) prior to the merger will not be carried over to the Upgrader Funds (the Acquiring Funds) after the merger.

The Trust responds by including the disclosure as requested.  Additionally, the Trust confirms that the expenses waived for the ETF Funds prior to the merger will not be carried over to the Upgrader Funds after the merger.

*     *     *     *     *     *

I trust that the above responses and revisions adequately address your comments.  If you have any additional questions or require further information, please contact me at (626) 914-7363.

Sincerely,

/s/ Elaine E. Richards
Elaine E. Richards, Esq.
President and Secretary of the Trust

cc:     Domenick Pugliese, Esq., Paul Hastings LLP